Exhibit 99.5
FORM 51-102F3
Material Change Report

Item 1	Name and Address of Company

IESI-BFC Ltd.
135 Queens Plate Drive
Suite 300
Toronto, Ontario
M9W 6V1

Item 2	Date of Material Change

November 11, 2009

Item 3	News Release

A news release was issued through Marketwire on November 11, 2009 and is attached to this report.

Item 4	Summary of Material Change

IESI-BFC Ltd. and Waste Services, Inc. announced that their respective boards of directors have unanimously approved a definitive merger agreement.

Item 5	Full Description of Material Change

On November 11, 2009, IESI-BFC Ltd., a corporation amalgamated under the laws of the Province of Ontario (“IESI-BFC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Waste Services, Inc., a Delaware corporation (“WSI”), and IESI-BFC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of IESI-BFC (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into WSI (the “Merger”). Following the Merger, the separate corporate existence of Merger Sub will cease and WSI will continue as the surviving corporation. The Merger has been approved by the board of directors of both IESI-BFC and WSI.

Pursuant to the terms of the Merger Agreement, each share of common stock of WSI (“WSI Common Stock”) that is outstanding immediately prior to the date and time the Merger becomes effective (the “Effective Time”) shall be canceled and extinguished and automatically converted into the right to receive 0.5833 common shares of IESI-BFC (the “Conversion Number”). WSI warrants and stock options will generally convert upon consummation of the Merger and without any action on the part of the holder into warrants and stock options with respect to the IESI-BFC common shares, after giving effect to the Conversion Number. Cash will be paid to WSI stockholders in lieu of fractional IESI-BFC common shares.

The Merger Agreement also provides that upon consummation of the Merger, IESI-BFC will appoint two individuals, nominated by WSI and determined to be legally qualified and otherwise suitable by the board of directors of IESI-BFC, acting reasonably, to serve in such capacity, to the board of directors of IESI-BFC.

The Merger is intended to qualify as a reorganization for U.S. federal income tax purposes.

IESI-BFC and WSI have made customary agreements in the Merger Agreement, including agreements (i) with respect to the conduct of IESI-BFC and WSI during the interim period between the execution of the Merger Agreement and consummation of the Merger; (ii) not to engage in certain kinds of transactions during such period; (iii) that WSI will convene and hold a meeting of its stockholders to consider and vote upon the approval and adoption of the Merger Agreement and the transactions contemplated thereby; (iv) with respect to obtaining required consents and approvals; (v) to deliver to the other party, within seven business days from the date of the Merger Agreement, a letter providing disclosure schedules in connection with the Merger Agreement; and (vi) to permit the other party to conduct a due diligence review for a period of 30 days from the date of the Merger Agreement. Pursuant to the agreements described in subsections (v) and (vi) of this paragraph, either IESI-BFC or WSI may terminate the Merger Agreement in connection with its due diligence review or its review of the other party’s disclosure schedules based on specified standards. In addition, IESI-BFC and WSI have made certain additional customary agreements, including, among others, (i) for WSI not to solicit or knowingly facilitate inquiries or proposals relating to alternative business combination transactions; (ii) subject to certain exceptions, WSI is not to engage in discussions or negotiations regarding, or provide any information relating to WSI in connection with, alternative business combination transactions and (iii) WSI is to provide IESI-BFC a certain response period to propose to amend the terms of the Merger Agreement in the event WSI receives a superior acquisition proposal.

Each party’s obligation to consummate the Merger is subject to customary conditions, including, among others, (i) approval or expiration of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the Competition Act (Canada); (ii) absence of laws or orders of governmental authorities or litigation prohibiting or seeking to prohibit the closing; (iii) the declaration by the Securities and Exchange Commission (the “SEC”) that the Form F-4 Registration Statement registering IESI-BFC common shares to be issued in connection with the Merger has become effective; (iv) conditional approval of the IESI-BFC common shares to be issued in the Merger for listing on the Toronto Stock Exchange and the New York Stock Exchange; (v) approval of the Merger Agreement by WSI stockholders; and (vi) receipt by IESI-BFC and WSI from their respective counsel of customary opinions that the Merger will qualify as a reorganization for U.S. federal income tax purposes.

IESI-BFC’s obligation to consummate the Merger is also subject to certain other conditions, including, among others, (i) subject to certain exceptions and qualifications, the accuracy of the representations and warranties of WSI; (ii) performance in all material respects of WSI of its obligations; (iii) absence of a material adverse effect with respect to WSI; (iv) receipt of regulatory approvals on specified terms and required consents; (v) receipt of a fairness opinion; and (vi) that WSI meet certain thresholds with respect to its net indebtedness and working capital.

WSI’s obligation to consummate the Merger is subject to certain other conditions, including, among others, (i) subject to certain exceptions and qualifications, the accuracy of the representations and warranties of IESI-BFC; (ii) performance in all material respects of IESI-BFC of its obligations; (iii) absence of a material adverse effect with respect to IESI-BFC; (iv) receipt of a fairness opinion; and (v) that IESI-BFC increase the consideration to be provided to the WSI stockholders in the event of a specified decline in the value of IESI-BFC common shares under specified circumstances.

Either IESI-BFC or WSI may terminate the Merger Agreement: (i) if a condition becomes incapable of being satisfied, not as a result of a breach of the Merger Agreement by the party seeking to terminate the Merger Agreement; (ii) if the closing does not occur on or before June 30, 2010, provided that a breach of the agreement by the party seeking to terminate the Merger Agreement has not caused the failure to consummate the Merger on or before such date; (iii) if WSI stockholders fail to approve the Merger Agreement or the Merger; (iv) within 30 days of the date of the Merger Agreement in connection with a due diligence review; (v) by mutual written agreement; or (vi) if either party fails to obtain a fairness opinion within 30 days from the date of the Merger Agreement.

IESI-BFC may terminate the Merger Agreement under certain circumstances, including if: (i) the board of directors of WSI (1) withdraws or modifies in a manner adverse to IESI-BFC its approval or recommendation of the Merger Agreement, (2) approves, recommends or enters into an alternative business combination transaction or (3) fails to publicly reaffirm its recommendation of the Merger Agreement following receipt of an alternative acquisition proposal, or (ii) a meeting of the WSI stockholders is not held on or before June 15, 2010 (the termination of the Merger Agreement as described in subsection (i) this paragraph, the “IESI-BFC Termination”).

WSI may terminate the Merger Agreement under certain circumstances, including if prior to receiving the approval of the WSI stockholders of the Merger Agreement, the board of directors of WSI approves a superior acquisition proposal and, promptly following such termination, enters into a definitive agreement in connection with such superior proposal, provided that WSI shall have complied with certain of its obligations under the Merger Agreement (the termination of the Merger Agreement as described in this paragraph, the “Superior Proposal Termination”).

The Merger Agreement provides that, upon termination of the Merger Agreement resulting from (i) the IESI-BFC Termination, (ii) the Superior Proposal Termination; (iii) termination of the Merger Agreement by IESI-BFC because the Merger Agreement did not receive the requisite approval at the meeting of WSI stockholders if, prior to such meeting, an alternative acquisition proposal had been made to WSI, and an alternative acquisition of WSI is completed or WSI enters into an alternative acquisition transaction within 12 months of termination of the Merger Agreement; or (iv) termination of the Merger Agreement by IESI-BFC because of failure of a condition resulting from WSI’s intentional breach of the Merger Agreement, WSI will be required to pay to IESI-BFC the amount of US$11,000,000 plus an amount equal to all out-of-pocket costs up to US$3,500,000 for professional and advisory services and other expenses reasonably incurred by IESI-BFC in connection with the Merger. Upon termination of the Merger Agreement by WSI because failure of a condition resulting from IESI-BFC’s intentional breach of the Merger Agreement, IESI-BFC will be required to pay to WSI the amount of US$11,000,000 plus an amount equal to all out-of-pocket costs up to US$3,500,000 for professional and advisory services and other expenses reasonably incurred by WSI in connection with the Merger.

The Merger Agreement further provides that, upon termination of the Merger Agreement (i) by IESI-BFC or WSI for WSI’s failure to receive its fairness opinion within 30 days from the date of the Merger Agreement; (ii) by IESI-BFC or WSI for failure of the WSI stockholders to approve the Merger Agreement or (iii) by IESI-BFC on the basis of a breach by WSI of the Merger Agreement (other than an intentional breach thereof), WSI will be required to pay to IESI-BFC an amount equal to all out-of-pocket costs up to US$3,500,000 for professional and advisory services and other expenses reasonably incurred by IESI-BFC in connection with the Merger. Upon termination of the Merger Agreement (i) by WSI or IESI-BFC for IESI-BFC’s failure to receive its fairness opinion within 30 days from the date of the Merger Agreement; or (ii) by WSI on the basis of a breach by IESI-BFC of the Merger Agreement (other than an intentional breach thereof), IESI-BFC will be required to pay to WSI an amount equal to all out-of-pocket costs up to US$3,500,000 for professional and advisory services and other expenses reasonably incurred by WSI in connection with the Merger.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is being filed concurrently under IESI-BFC’s issuer profile on the SEDAR website at www.sedar.com.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about IESI-BFC, WSI or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of IESI-BFC, WSI or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by IESI-BFC and WSI.

WSI’s largest shareholders, Westbury (Bermuda) Ltd. (owner of 12,607,365 shares), and affiliates of Kelso & Company, L.P. (owner of 2,894,737 shares), have each signed a voting agreement in support of the transaction. Mr. Gary DeGroote and GWD Management Inc. (collectively, owners of 759,583 shares) have also signed a voting agreement in support of the transaction. The voting agreements are being filed concurrently under IESI-BFC’s issuer profile on the SEDAR website at www.sedar.com.

Please see the attached news release for a full description of the material change.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, IESI-BFC’s and WSI’s expectations with respect to the synergies, efficiencies, overhead savings, costs and charges and capitalization, anticipated financial impacts of the transaction; approval of the transaction by stockholders; the satisfaction of the closing conditions to the transaction; and the timing of the completion of the transaction.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by WSI stockholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate WSI’s businesses into those of IESI-BFC in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause IESI-BFC’s and WSI’s results to differ materially from those described in the forward-looking statements can be found in the Registration Statement on Form F-10, as amended, of IESI-BFC and the 2008 Annual Report on Form 10-K for WSI filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet web site (www.sec.gov). IESI-BFC cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning IESI-BFC, WSI, the transaction or other matters and attributable to IESI-BFC or WSI or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. IESI-BFC and WSI do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts in this report remain confidential, and no information has been omitted from this report.

Item 8	Executive Officers

For further information please contact Andrea Rudnick, Vice President, Corporate Development and Communications, at (416) 401-7750, or Chaya Cooperberg, Director, Investor Relations and Corporate Communications, at (416) 401-7729.

Item 9	Date of Report

November 16, 2009